VIA FACSIMILE AND U.S. MAIL


October 28, 2005

Rustom Jilla
Chief Financial Officer
Ansell Limited
Level 3, 678 Victoria Street
Richmond, Victoria, 3121 Australia

	RE:	Form 20-F for Fiscal Year Ended June 30, 2004
      File No. 0-15850

Dear Mr. Jilla:

	We have reviewed your letter dated October 7, 2005 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 20-F FOR FISCAL YEAR ENDED JUNE 30, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings. If your accounting under Australian GAAP differs from your accounting under US GAAP, please also show us the additional disclosures that will be included in your
US GAAP reconciliation footnote.






Item 5 - Operating and Financial Review and Prospects

Contractual and Commercial Commitments, page 26

2. We have read your response to comment three from our letter dated
September 1, 2005. Please revise your table of contractual cash obligations to include planned funding of pension benefit obligations and estimated payments under your interest rate swaps and foreign currency contracts. Item 5(F) of Form 20-F requires that you include
all known contractual obligations.   Your pension benefit
obligations,
interest rate swaps and foreign currency contracts represent known obligations that will be settled in cash. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Item 15 - Controls and Procedures, page 80

3. We have read your response to comment four from our letter dated
September 1, 2005. Please amend your Form 20-F for the year ended June 30, 2004 to provide updated certifications in addition to the disclosures regarding the effectiveness of your disclosure controls and procedures and changes in your internal controls over financial reporting. See Rule 12b-15 of the Exchange Act.

SOUTH PACIFIC TYRES FINANCIAL STATEMENTS FOR THE YEAR ENDED JUNE
30,
2004

General

4. Please address the comments above in your South Pacific Tyres financial statements as well.

Note 32 - Major differences between Australian GAAP and US GAAP

(r) Securitisation, page 179

5. We have read your response to comment nine from our letter dated
September 1, 2005.  Given that you are accounting for the transfer of
eligible receivables as secured borrowings, it is not clear why you
would not present the cash flows associated with these transfers as
financing activities based on the guidance provided by paragraph
18 of
SFAS 95.  We remind you that paragraph 22(a) of SFAS 95 refers to cash
receipts from the sale of accounts receivable. Please revise the statement of cash flow information under US GAAP provided in Note 33 to reflect these transfers as cash flows from financing activities.



FORM 6-K FILED ON OCTOBER 3, 2005

6. You state that a review of the investment in South Pacific Tyres indicated that the carrying value, based on its operating performance in the second half of the financial year, was in excess of the estimated worth. Given that South Pacific Tyres reported net losses for each of the three years ended June 30, 2004, please tell us the specific facts and circumstances that led you to determine that a write-down was necessary during the six months ended June 30, 2005.
Please also tell us how you arrived at the amount of the write-down, including any significant assumptions and estimates used.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Ernest Greene, Staff Accountant, at (202)
551-
3733, or in his absence, Nudrat Salik, at (202) 551-3692, if you have questions regarding comments on the financial statements and related matters.
								Sincerely,



								Rufus Decker
      							Accounting Branch Chief

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Mr. Rustom Jilla
October 28, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE